Cemex, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León

México 66265

August 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Charles Eastman

Andrew Blume

Office of Manufacturing

Re:	Cemex, S.A.B. de C.V. (File No. 001-14946)

Form 20-F for the Fiscal Year Ended December 31, 2022

Dear Mr. Eastman and Mr. Blume:

We have received your letter, dated August 17, 2023, and thank you for your comments to our response letter submitted on July 10, 2023 regarding our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We are in the process of diligently preparing our response but respectfully request an extension of time. We plan to file our response with the Securities and Exchange Commission on or before September 15, 2023. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Gregory A. Fernicola at (212) 735-2918 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at +52 818888 4054.

Very truly yours,

Cemex, S.A.B. de C.V.

/s/ Guillermo Francisco Hernández Morales
Guillermo Francisco Hernández Morales
Attorney-in-Fact / Legal Director Corporate Finance and Compliance

cc:	Gregory A. Fernicola

Skadden, Arps, Slate, Meagher & Flom LLP